Exhibit 99.8

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	10:15 20-Mar-06

RNS Number:0365A
Wolseley PLC
20 March 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES AND CESSATION OF NOTIFIABLE INTEREST

1) Name of company: Wolseley plc

2) Name of shareholder having a major interest: Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
In respect of the above holder.

4) Name of the legal entities / registered holder(s) and, if more than one holder, the number of shares held by each of them, at 16 March 2006:

6,796,288	Barclays Global Investors Ltd
667,752	Barclays Global Investors Japan Trust & Banking
5,040,598	Barclays Global Investors, N.A.
103,298	Barclays Global Investors Australia Ltd
39,057	Barclays Global Investors Canada Ltd
1,893,560	Gerrard Limited
1,795,700	Barclays Global Fund Advisors
139,419	Barclays Global Investors Japan Ltd
1,016,040	Barclays Life Assurance Co Ltd
6,909	Barclays Bank Trust Company Ltd
476,158	Barclays Capital Securities Ltd

5) Number of shares/amount of stock acquired:
not disclosed

6) Percentage of issued class:
not disclosed

7) Number of shares/amount of stock disposed:
n/a

8) Percentage of issued class:
n/a

9) Class of security:
Ordinary shares of 25p each

10) Date of transaction:
16 March 2006

11) Date company informed:
20 March 2006

12) Total holding following this notification:
17,974,779

13) Total percentage holding of issued class following this notification:
3.02%

14) Any additional information:

15) Name of contact and telephone number for queries:
Mark J. White – 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Group Company Secretary & Counsel

Date of notification:
20 March 2006

END

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